UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number 000-26495

Cyren Ltd.

(Translation of Registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

On June 1, 2017, the Registrant issued a press release announcing that it had been awarded with a cybersecurity grant by the Israeli Innovation Authority. A copy of the press release is annexed hereto as Exhibit 1 and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cyren Ltd. (Registrant)

Date: June 1, 2017	By:	/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

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